UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                             OMNICOMM SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                  68212 U 10 4
                                 (CUSIP Number)

                                 MICHAEL S. FALK
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                 APRIL 10, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 16)

CUSIP No.68212 U 10 4            13D/A                        Page 2 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Venture Partners, L.P. (13-4124841)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,223,296
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,223,296

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,223,296

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 3 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Management, LLC (06-1588640)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,223,296
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,223,296

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,223,296

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 4 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Group Holdings, LLC (01-0622406)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,223,296
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,223,296

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,223,296

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 5 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Liquidation, LLC (82-0541574)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    661,920
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    661,920

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     661,920

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 6 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Management Company, Inc. (13-3468747)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    661,920
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    661,920

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     661,920

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 7 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael S. Falk (###-##-####)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         251,200

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,885,216
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         251,200

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,885,216

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,136,416

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.68212 U 10 4            13D/A                        Page 8 of 16 Pages

         This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on April 10, 2002 (the "Schedule 13D"), by ComVest Venture Partners, LP, ComVest Management, LLC, Commonwealth Associates, LP, Commonwealth Associates Management Company, Inc., Michael S. Falk and Robert Priddy (collectively the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.001 per shares (the "Common Stock"), of Omnicomm Systems, Inc., a Delaware corporation with its principal executive offices located at 2555 Davie Road, Suite 110-B, Davie, Florida 33317 (the "Issuer"). As of the date of this Amendment, Commonwealth Associates, LP has allocated certain placement options to Commonwealth Associates Liquidation, LLC and as a result of such allocation, no longer has any beneficial ownership interest in any securities of the Issuer. Further, as a result of such allocation, Commonwealth Associates Liquidation, LLC is reporting its beneficial ownership of securities of the Issuer on this Amendment. Commonwealth Associates Group Holdings, LLC, the sole member of ComVest Management, LLC, also is reporting its beneficial ownership of securities of the Issuer on this Amendment. Together with the Original Reporting Persons (other than Robert Priddy, who is no longer a reporting person), this Amendment is filed by Commonwealth Associates Group Holdings, LLC and Commonwealth Associates Liquidation, LLC (collectively referred to in this Amendment as the "Reporting Persons"). Unless specifically amended hereby, the disclosures set forth in the
Schedule 13D shall remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

         This Amendment is filed jointly by the Reporting Persons consisting of:
(a) ComVest Venture Partners, L.P. ("ComVest"), a limited partnership organized under the laws of Delaware, whose principal business is investing in securities,
(b) ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware and the general partner of ComVest, whose principal business is investing in securities, (c) Commonwealth Associates Group Holdings, LLC ("CAGH"), a limited liability company organized under the laws of Delaware and the sole member of ComVest Management, whose principal business is investing in securities; (d) Commonwealth Associates Liquidation, LLC ("CAL"), a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; (e) Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and managing member of CAL, whose principle business is management services; and (f) Michael S. Falk ("Falk"), an individual, the Chairman and principal member of CAGH, a managing member of ComVest Management and principal stockholder of CAMC.

         Commonwealth Associates, LP ("Commonwealth"), Robert Priddy ("Priddy"), Keith Rosenbloom ("Rosenbloom") and Joseph Wynne ("Wynne") are no longer reporting persons for the purposes of this Amendment.

         All of the Reporting Persons who are individuals identified in this
Item 2 are United States citizens. The business address for each of the Reporting Persons and other individuals identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

CUSIP No.68212 U 10 4            13D/A                        Page 9 of 16 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and supplemented by adding the following:

         Commonwealth allocated all of the placement options to purchase shares of Common Stock of the Issuer that were beneficially owned by Commonwealth to CAL, resulting in Commonwealth no longer beneficially owning any shares of Common Stock of the Issuer. As a result of Priddy's resignation from CAMC, on or about June 30, 2002, Priddy, an Original Reporting Person, is no longer a Reporting Person for purposes of this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

         The response to Item 4 is hereby amended and supplemented by adding the following:

         Harold Blue, appointed as a director of the Issuer on September 4, 2001 pursuant to the Agency Agreement, was removed as a director on or about June 30, 2003.

         Commonwealth allocated all of the placement options to purchase shares of Common Stock of the Issuer that were beneficially owned by Commonwealth to CAL, resulting in Commonwealth no longer beneficially owning any shares of Common Stock of the Issuer. As a result of Priddy's resignation from CAMC, on or about June 30, 2002, Priddy, an Original Reporting Person, is no longer a Reporting Person for purposes of this Amendment.

         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety as follows:

         (a) ComVest may be deemed to be the beneficial owner of an aggregate of 6,223,296 shares of Common Stock, representing approximately 25.1% of the issued and outstanding shares of Common Stock of the Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Persons. These holdings consist of (i) the right to acquire 3,452,000 shares of Common Stock upon exercise of Warrants, (ii) the right to acquire 1,252,000 shares of Common Stock upon conversion of Preferred Stock, and (iii) 1,519,296 shares of Common Stock.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 6,223,296 shares of Common Stock, representing approximately 25.1% of the issued and outstanding shares of Common Stock of the Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Persons, beneficially owned by ComVest.

         CAGH, as the sole member of ComVest Management, may be deemed to beneficially own the 6,223,296 shares of Common Stock, representing approximately 25.1% of the issued and outstanding shares of Common Stock of the Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Person, beneficially owned by ComVest.

         CAL may be deemed to be the beneficial owner of an aggregate of 661,920 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock of the

CUSIP No.68212 U 10 4            13D/A                       Page 10 of 16 Pages

Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Persons. These holdings consist of the right to acquire (i) 330,960 shares of Common Stock upon the exercise of Warrants, and (ii) 330,960 shares of Common Stock upon conversion of Preferred Stock.

         CAMC, as the managing member of CAL, may be deemed to beneficially own the 661,920 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock of the Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Persons, beneficially owned by CAL.

         Falk may be deemed to be the beneficial owner of an aggregate of 7,136,416 shares of Common Stock, representing approximately 27.8% of the issued and outstanding shares of Common Stock of the Issuer, assuming the exercise of Warrants owned by the Reporting Persons and conversion of Preferred Stock by the Reporting Persons, consisting of: (a) 6,223,296 shares of Common Stock beneficially owned by ComVest; (b) 661,920 shares of Common Stock beneficially owned by CAL; and (c) 125,600 shares of Common Stock which are issuable upon the conversion of Preferred Stock and 125,600 shares of common stock issuable upon the exercise of Warrants issuable upon the exercise of placement options distributed to him by Commonwealth. In his capacity as controlling equity owner of CAMC, which is the managing member of CAL, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                    Name                  Number of Shares
                    ----                  ----------------
                Michael Falk                    251,200


(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) CAL, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 661,920 shares of Common Stock beneficially held by CAL.

(ii) ComVest, ComVest Management, CAGH and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 6,223,296 shares of Common Stock beneficially held by ComVest.

(c) Since the filing of the Schedule 13D on April 10, 2002, ComVest has engaged in the following transactions with respect to the Common Stock: (i) converted 5,000 shares of Preferred Stock into 200,000 shares of Common Stock on September 4, 2003 and sold 56,000 shares of Common Stock on September 29, 2003 for $14,659 representing a per share price of $0.26; (ii) converted 12,500 shares of Preferred Stock into 500,000 shares of common Stock on September 30, 2003 and sold 57,000 shares of Common Stock on September 30, 2003 for $14,426 representing a per share price of $0.25; (iii) sold 75,000 shares of Common Stock on October 1, 2003 for $19,090 representing a per share price of $0.25;
(iv) sold 12,000 shares of Common Stock on October 2, 2003 for $3,025 representing a per share price of $0.25; (v) sold 10,000 shares of Common Stock on November 14, 2003 for $2,375 representing a per share price of $0.24; (vi) sold 75,000 shares of Common Stock on December 1, 2003 for $18,724 representing a per share price of $0.25; (vii) sold 50,000 shares of Common Stock on December 1, 2003 for $12,965 representing a per share price of $0.26; (viii) converted 12,500 shares of Preferred Stock into 500,000 shares of Common Stock on December 2, 2003 and sold 10,000 shares of Common Stock on

CUSIP No.68212 U 10 4            13D/A                       Page 11 of 16 Pages

December 4, 2003 for $2,565 representing a per share price of $0.26; (xi) sold 15,000 shares of Common Stock on December 9, 2003 for $3,715 representing a per share price of $0.25; (x) sold 15,000 shares of Common Stock on December 31, 2003 for $3,715 representing a per share price of $0.25; (xi) converted 12,500 shares of Preferred Stock into 500,000 shares of Common Stock on January 13, 2004 and sold 60,000 shares of Common Stock on January 13, 2004 for $14,965 representing a per share price of $0.25; (xii) sold 15,000 shares of Common Stock on January 15, 2004 for $3,724 representing a per share price of $0.25;
(xiii) sold 38,000 shares of Common Stock on January 15, 2004 for $9,463 representing a per share price of $0.25; (xiv) sold 25,000 shares of Common Stock on January 22, 2004 for $6,215 representing a per share price of $0.25;
(xv) sold 8,500 shares of Common Stock on February 24, 2004 for $2,065 representing a per share price of $0.24; (xvi) sold 58,125 shares of Common Stock on March 2, 2004 for $14,496 representing a per share price of $0.25;
(xvii) sold 2,500 shares of Common Stock on March 3, 2004 for $590 representing a per share price of $0.24; (xviii) sold 4,000 shares of Common Stock on March 30, 2004 for $966 representing a per share price of $0.24; (xix) sold 7,786 shares of Common Stock on April 27, 2004 for $1,912 representing a per share price of $0.25; (xx) sold 7,613 shares of Common Stock on July 22, 2004 for $1,718 representing a per share price of $0.23; (xxi) sold 11,180 shares of Common Stock on August 18, 2004 for $2,549 representing a per share price of $0.23 and converted 12,500 shares of Preferred Stock into 500,000 shares of Common Stock on August 19, 2004; (xxii) sold 36,000 shares of Common Stock on September 23, 2004 for $7,560 representing a per share price of $0.21; and (xxiii) sold 32,000 shares of Common Stock on September 29, 2004 for $6,400 representing a per share price of $0.20.

Commonwealth, as indicated in Item 3 above, allocated placement options to certain of its affiliates and employees. In addition, Commonwealth transferred beneficial ownership of 661,920 shares of Common Stock to CAL on or about March 31, 2002. As a result of these transactions, Commonwealth no longer beneficially owns any shares of Common Stock and is accordingly no longer a reporting person.

(d) Not applicable.

(e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Amended Joint Filing Agreement, as required by Rule 13d- 1 under the Securities exchange Act of 1934.

CUSIP No.68212 U 10 4            13D/A                       Page 12 of 16 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004       Commonwealth Associates Liquidation, LLC

                                      By: Commonwealth Associates Management
                                          Company, Inc., its managing member


                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Principal Stockholder



Dated:  October 1, 2004      Commonwealth Associates Management Company, Inc.


                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Principal Stockholder



Dated:  October 1, 2004       Commonwealth Associates Group Holdings, LLC

                              By: /s/ Michael S. Falk
                                  -----------------------------------------
                              Name: Michael S. Falk
                              Title:   Chairman



Dated: October 1, 2004        ComVest Venture Partners, LP

                                      By: ComVest Management, LLC,
                                          its general partner

                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Managing Member

CUSIP No.68212 U 10 4            13D/A                       Page 13 of 16 Pages


Dated:  October 1, 2004      ComVest Management, LLC

                                      By: Commonwealth Associates Group
                                      Holdings, LLC, its sole member

                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Managing Member



Dated:  October 1, 2004         /s/ Michael S. Falk
                               ------------------------------------------------
                               Michael S. Falk, individually

CUSIP No.68212 U 10 4            13D/A                       Page 14 of 16 Pages


                                  EXHIBIT INDEX

1. Amended Joint Filing Agreement, as required by Rule 13d- 1 under the Securities exchange Act of 1934.

CUSIP No.68212 U 10 4            13D/A                       Page 15 of 16 Pages

                         AMENDED JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Omnicomm Systems, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 1, 2004        Commonwealth Associates Liquidation, LLC

                                      By: Commonwealth Associates Management
                                          Company, Inc., its managing member


                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Principal Stockholder



Dated:  October 1, 2004       Commonwealth Associates Management Company, Inc.

                                   By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Principal Stockholder



Dated:  October 1, 2004      Commonwealth Associates Group Holdings, LLC

                              By: /s/ Michael S. Falk
                              -------------------------------------------------

                              Name: Michael S. Falk
                              Title:   Chairman



Dated: October 1, 2004       ComVest Venture Partners, LP

                                      By: ComVest Management, LLC,
                                          its general partner

                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Managing Member

CUSIP No.68212 U 10 4            13D/A                       Page 16 of 16 Pages


Dated:  October 1, 2004      ComVest Management, LLC

                                      By: Commonwealth Associates Group
                                      Holdings, LLC, its sole member

                                      By: /s/ Michael S. Falk
                                      -----------------------------------------
                                      Name: Michael S. Falk
                                      Title:   Managing Member



Dated:  October 1, 2004        /s/ Michael S. Falk
                               ------------------------------------------------
                               Michael S. Falk, individually